

Mail Stop 3233

June 17, 2016

Via E-mail
Mr. John E. Geller, Jr.
Chief Financial Officer
Marriott Vacations Worldwide Corporation
6649 Westwood Blvd
Orlando, FL 32821

> **Re: Marriott Vacations Worldwide Corporation**
> **Form 10-K for the fiscal year ended January 1, 2016**
> **Filed February 25, 2016**
> **File No. 1-35219**

Dear Mr. Geller:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Senior Staff Accountant
Office of Real Estate & -
   Commodities